August 24, 2009

*By U.S. Mail and facsimile to (858) 309-6977.*

Mr. Paul Grinberg
Executive Vice President, Chief Financial Officer and Treasurer
Encore Capital Group, Inc.
8875 Aero Drive, Suite 200
San Diego, CA 92123

> **Re:** **Encore Capital Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 11, 2009**
> **File No. 000-26489**

Dear Mr. Grinberg:

We have reviewed your correspondence filed with the Commission on July 14, 2009 and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments and provide us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.  Related to our previous comments 3 and 4, please provide us with your analysis of how the forward flow asset qualified for recognition under SFAS 141. Additionally, as part of your response, please tell us how this asset was valued, including how you concluded that the pricing for the asset was made on more favorable terms than similar types of forward flow arrangements existing in the marketplace at the time.

2.  Please refer to our previous comments 3 and 4 in our letter dated June 24, 2009. We note that you believe the most likely outcome is that you will be successful in your litigation and arbitration against Jefferson Capital. We also note that you have not considered the legal costs you have incurred to ensure the recoverability of the forward flow asset in your consideration of cash flow related to this asset. Please address the following:

a.  In light of the fact that there is more than one outcome that will impact future cash flows related to your forward flow asset, tell us whether you have considered a probability weighted approach when determining if the forward flow asset is impaired.  If not, please tell us whether you would have come to a materially different conclusion if you had and provide us with your analysis.

b.  Tell us your basis for not including litigation costs expended in your estimate of future cash flows when you performed the test of recoverability given that you are incurring this expense primarily to recover the value of the forward flow asset.  Refer to paragraph 360-10-35-33 of the FASB codification.

c.  Tell us in detail how you take into consideration any unfavorable market conditions related to current market price for such receivables compared to the contractual pricing under the Forward Flow Agreement in your impairment analysis.  Provide us with quantification of any differential.

d.  You state that if your arbitration efforts are unsuccessful you will return to purchasing receivables from Jefferson Capital.  Tell us why you expect to purchase additional receivables from this entity in light of the FTC and FDIC actions as well as your belief that the receivables previously purchased may be in breach of the Asset Purchase and Forward Flow Agreements.

e.  Please tell us and disclose in future filings the extent to which you believe you were harmed by the actions noted in the FTC and FDIC complaints.  Clearly identify any impairment or negative consequences of the receivables you purchased to date or receivables to be purchased in the future from Jefferson Capital as a result of the actions noted in the FTC and FDIC complaints or any other factors, including current market conditions.  To the extent you have been harmed by the purchase or may be harmed by future purchases, please explain why your response indicates you intend to purchase additional similar receivables from Jefferson Capital if you are unsuccessful in your arbitration efforts.  Specify how you considered the financial impact of such harm or negative consequences in your impairment analysis under this scenario.

\* \* \* \* \*

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in future filings, includes your proposed disclosure revisions and provides any requested supplemental information.  Please understand that we may have additional comments after reviewing your responses to our comments.

       Any questions regarding these comments may be directed to Rebekah Blakeley Moore at (202) 551-3303 or me at (202) 551-3494.

Sincerely,


Kevin W. Vaughn
Branch Chief